Exhibit 99.1

For Immediate Release Contact: Harvey Grossblatt, CEO Universal Security Instruments, Inc. 410-363-3000, Ext. 224 or Don Hunt, Jeff Lambert Lambert, Edwards & Associates, Inc. 616-233-0500

Universal Security Instruments Reports Second-Quarter Results

OWINGS MILLS, MD. November 11, 2010: Universal Security Instruments, Inc. (NYSE AMEX: UUU) today announced its earnings for the second quarter ended September 30, 2010.

For the three months ended September 30, 2010, the Company reported net income of $268,376, or $0.11 per basic and diluted share, on net sales of $3,714,378, compared to net income of $924,870, or $0.39 per basic and diluted share, on net sales of $7,900,805 for the same period last year.

For the six months ended September 30, 2010, sales were $7,395,799 versus $13,815,710 for the same period last year. The Company reported net income of $550,243, or $0.23 per basic and diluted share, compared to net income of $1,536,335, or $0.64 per basic and diluted share. The lower sales and net income for the three and six month periods were the result of the loss of a large national retail customer.  The Company’s book value at September 30, 2010 rose to $11.21 from $10.64 at September 30, 2009.

“We have experienced some delays in getting approvals from certain testing agencies for our next-generation products, and we now believe we should start receiving approvals for North American sales during the quarter ending December 31, 2010.  We believe these products have the potential to significantly increase sales during our next fiscal year. In response, we are continuing to strengthen our balance sheet by increasing our cash position during this challenging period,” said CEO Harvey Grossblatt.

UNIVERSAL SECURITY INSTRUMENTS, INC. is a U.S.-based manufacturer (through its Hong Kong Joint Venture) and distributor of safety and security devices. Founded in 1969, the Company has a 40-year heritage of developing innovative and easy-to-install products, including smoke, fire and carbon monoxide alarms.  For more information on Universal Security Instruments, visit our website at www.universalsecurity.com.

"Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: Certain matters discussed in this news release may constitute forward-looking statements within the meaning of the federal securities laws that inherently include certain risks and uncertainties.  Actual results could differ materially from those projected in or contemplated by the forward-looking statements due to a number of factors, including, among other items, our and our Hong Kong Joint Venture's respective ability to maintain operating profitability, currency fluctuations, the impact of current and future laws and governmental regulations affecting us and our Hong Kong Joint Venture and other factors which may be identified from time to time in our Securities and Exchange Commission filings and other public announcements.  We do not undertake and specifically disclaim any obligation to update any forward-looking statements to reflect occurrence of anticipated or unanticipated events or circumstances after the date of such statements.  We will revise our outlook from time to time and frequently will not disclose such revisions publicly.

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UNIVERSAL SECURITY INSTRUMENTS, INC.
CONSOLIDATED STATEMENTS OF INCOME
(UNAUDITED)
	Three Months Ended September 30,
	2010	2009
Sales	$3,714,378	$7,900,805
Net income	268,376	924,870
Income per share:
Basic	0.11	0.39
Diluted	0.11	0.39
Weighted average number of common shares outstanding:
Basic	2,387,887	2,387,887
Diluted	2,394,750	2,394,014

CONSOLIDATED STATEMENTS OF INCOME
	Six Months Ended September 30,
	2010	2009
Sales	$7,395,799	$13,815,710
Net income	550,243	1,536,335
Income per share:
Basic	0.23	0.64
Diluted	0.23	0.64
Weighted average number of common shares outstanding:
Basic	2,387,887	2,390,100
Diluted	2,395,043	2,395,724

CONSOLIDATED BALANCE SHEETS
	September 30, 2010	March 31, 2010

ASSETS
Cash and investments	$7,496,194	$6,255,521
Accounts receivable and amount due from factor	2,169,391	4,374,224
Inventory	3,064,018	3,439,906
Prepaid expenses	379,077	351,192
TOTAL CURRENT ASSETS	13,108,680	14,420,843

INVESTMENT IN HONG KONG JOINT VENTURE	12,731,632	12,153,456
PROPERTY, PLANT AND EQUIPMENT – NET	174,256	199,163
OTHER ASSETS AND DEFERRED TAX ASSET	1,906,247	1,897,292
TOTAL ASSETS	$27,920,815	$28,670,754

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable and accrued expenses	$909,326	$2,162,755
Accrued liabilities	188,530	279,035
TOTAL CURRENT LIABILITIES	1,097,856	2,441,790

LONG TERM OBLIGATION	46,458	46,459

SHAREHOLDERS’ EQUITY:
Common stock, $.01 par value per share; authorized 20,000,000 shares; issued and outstanding 2,387,887 at September 30, 2010 and March 31, 2010	23,879	23,879
Additional paid-in capital	13,135,198	13,135,198
Retained earnings	13,573,671	13,023,428
Other comprehensive income	43,753	-

TOTAL SHAREHOLDERS’ EQUITY	26,776,501	26,182,505

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$27,920,815	$28,670,754